

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended June 30, 2014

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the Period Ended June 30,
($ millions, except per share amounts)

	Notes	Three Months Ended 2014	2013	Six Months Ended 2014	2013
Revenues	1				
Gross Sales		**5,560**	4,594	**10,675**	8,971
Less: Royalties		**138**	78	**241**	136
		5,422	4,516	**10,434**	8,835
Expenses	1				
Purchased Product		**2,880**	2,486	**5,459**	4,641
Transportation and Blending		**655**	460	**1,308**	1,018
Operating		**518**	455	**1,090**	894
Production and Mineral Taxes		**17**	9	**24**	19
(Gain) Loss on Risk Management	21	**66**	(46)	**70**	126
Depreciation, Depletion and Amortization		**486**	480	**940**	935
Exploration Expense	10	**1**	109	**1**	109
General and Administrative		**102**	82	**211**	165
Finance Costs	4	**102**	124	**232**	247
Interest Income	5	**(25)**	(23)	**(27)**	(50)
Foreign Exchange (Gain) Loss, Net	6	**(187)**	96	**(40)**	148
Research Costs		**4**	6	**6**	9
(Gain) Loss on Divestiture of Assets	12	**(20)**	-	**(20)**	-
Other (Income) Loss, Net		**(1)**	(2)	**(2)**	-
Earnings Before Income Tax		**824**	280	**1,182**	574
Income Tax Expense	7	**209**	101	**320**	224
Net Earnings		**615**	179	**862**	350
Other Comprehensive Income (Loss), Net of Tax					
Items That Will Not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**3**	7	**(5)**	9
Items That May be Subsequently Reclassified to Profit or Loss:					
Change in Value of Available for Sale Financial Assets		**-**	8	**-**	8
Foreign Currency Translation Adjustment		**(111)**	45	**(41)**	72
Total Other Comprehensive Income (Loss), Net of Tax		**(108)**	60	**(46)**	89
Comprehensive Income		**507**	239	**816**	439
Net Earnings Per Common Share	8				
Basic		**$0.81**	$0.24	**$1.14**	$0.46
Diluted		**$0.81**	$0.24	**$1.14**	$0.46

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	June 30, 2014	December 31, 2013
Assets			
Current Assets			
Cash and Cash Equivalents		760	2,452
Accounts Receivable and Accrued Revenues		2,192	1,874
Income Tax Receivable		15	15
Inventories	9	1,647	1,259
Risk Management	21	3	10
Current Assets		4,617	5,610
Exploration and Evaluation Assets	1,10	1,613	1,473
Property, Plant and Equipment, Net	1,11	18,078	17,334
Income Tax Receivable		12	-
Other Assets		65	68
Goodwill	1	739	739
Total Assets		25,124	25,224
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		3,154	2,937
Income Tax Payable		289	268
Current Portion of Partnership Contribution Payable	13	-	438
Short-Term Borrowings	14	152	-
Risk Management	21	113	136
Current Liabilities		3,708	3,779
Long-Term Debt	15	5,018	4,997
Partnership Contribution Payable	13	-	1,087
Risk Management	21	4	3
Decommissioning Liabilities	16	2,691	2,370
Other Liabilities		161	180
Deferred Income Taxes		3,114	2,862
Total Liabilities		14,696	15,278
Shareholders' Equity		10,428	9,946
Total Liabilities and Shareholders' Equity		25,124	25,224

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited)
($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI [1]	Total
	(Note 17)			(Note 18)	
Balance as at December 31, 2012	3,829	4,154	1,730	69	9,782
Net Earnings	-	-	350	-	350
Other Comprehensive Income (Loss)	-	-	-	89	89
Total Comprehensive Income	-	-	350	89	439
Common Shares Issued Under Stock Option Plans	21	-	-	-	21
Common Shares Cancelled	(3)	3	-	-	-
Stock-Based Compensation Expense	-	31	-	-	31
Dividends on Common Shares	-	-	(367)	-	(367)
Balance as at June 30, 2013	3,847	4,188	1,713	158	9,906
Balance as at December 31, 2013	3,857	4,219	1,660	210	9,946
Net Earnings	-	-	862	-	862
Other Comprehensive Income (Loss)	-	-	-	(46)	(46)
Total Comprehensive Income	-	-	862	(46)	816
Common Shares Issued Under Stock Option Plans	30	-	-	-	30
Stock-Based Compensation Expense	-	39	-	-	39
Dividends on Common Shares	-	-	(403)	-	(403)
Balance as at June 30, 2014	**3,887**	**4,258**	**2,119**	**164**	**10,428**

[1] Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the Period Ended June 30,
($ millions)

	Notes	Three Months Ended 2014	2013	Six Months Ended 2014	2013
Operating Activities					
Net Earnings		615	179	862	350
Depreciation, Depletion and Amortization		486	480	940	935
Exploration Expense		1	46	1	46
Deferred Income Taxes	7	216	40	252	79
Unrealized (Gain) Loss on Risk Management	21	11	(26)	(15)	204
Unrealized Foreign Exchange (Gain) Loss	6	(181)	84	(38)	134
(Gain) Loss on Divestitures of Assets	12	(20)	-	(20)	-
Unwinding of Discount on Decommissioning Liabilities	4,16	30	24	60	48
Other		31	44	51	46
		1,189	871	2,093	1,842
Net Change in Other Assets and Liabilities		(27)	(31)	(69)	(65)
Net Change in Non-Cash Working Capital		(53)	(12)	(458)	(54)
Cash From Operating Activities		1,109	828	1,566	1,723
Investing Activities					
Capital Expenditures – Exploration and Evaluation Assets	10	(39)	(53)	(143)	(221)
Capital Expenditures – Property, Plant and Equipment	11	(653)	(654)	(1,378)	(1,404)
Proceeds From Divestiture of Assets	12	39	-	40	1
Net Change in Investments and Other	13	-	(4)	(1,579)	(6)
Net Change in Non-Cash Working Capital		(39)	(92)	(29)	(76)
Cash (Used in) Investing Activities		(692)	(803)	(3,089)	(1,706)
Net Cash Provided (Used) Before Financing Activities		417	25	(1,523)	17
Financing Activities					
Net Issuance (Repayment) of Short-Term Borrowings		(273)	(1)	153	(1)
Proceeds on Issuance of Common Shares		4	1	26	19
Dividends Paid on Common Shares	8	(201)	(183)	(403)	(367)
Other		(1)	-	(1)	-
Cash From (Used in) Financing Activities		(471)	(183)	(225)	(349)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(1)	5	56	(3)
Increase (Decrease) in Cash and Cash Equivalents		(55)	(153)	(1,692)	(335)
Cash and Cash Equivalents, Beginning of Period		815	978	2,452	1,160
Cash and Cash Equivalents, End of Period		760	825	760	825

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of the development, production and marketing of crude oil, natural gas liquids ("NGLs") and natural gas in Canada with refining operations in the United States ("U.S.").

Cenovus was incorporated under the *Canada Business Corporations Act* and its shares are publicly traded on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of Cenovus's bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

- **Conventional,** which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus's crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, research costs and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The operating and reportable segments shown above reflect the change in Cenovus's operating structure adopted for the year ended December 31, 2013; as such, prior periods have been restated. In addition, research activities previously included in operating expense have been reclassified to conform to the presentation adopted for the year ended December 31, 2013.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

A) Results of Operations – Segment and Operational Information

For the three months ended June 30,	Oil Sands		Conventional		Refining and Marketing	
	2014	2013	**2014**	2013	**2014**	2013
Revenues						
Gross Sales	**1,369**	873	**926**	773	**3,483**	3,078
Less: Royalties	**68**	28	**70**	50	**-**	-
	1,301	845	**856**	723	**3,483**	3,078
Expenses						
Purchased Product	**-**	-	**-**	-	**3,098**	2,616
Transportation and Blending	**560**	373	**95**	87	**-**	-
Operating	**168**	137	**186**	185	**165**	134
Production and Mineral Taxes	**-**	-	**17**	9	**-**	-
(Gain) Loss on Risk Management	**35**	(5)	**20**	(19)	**-**	4
Operating Cash Flow	**538**	340	**538**	461	**220**	324
Depreciation, Depletion and Amortization	**152**	99	**275**	328	**38**	33
Exploration Expense	**1**	-	**-**	109	**-**	-
Segment Income	**385**	241	**263**	24	**182**	291

For the three months ended June 30,	Corporate and Eliminations		Consolidated	
	2014	2013	**2014**	2013
Revenues				
Gross Sales	**(218)**	(130)	**5,560**	4,594
Less: Royalties	**-**	-	**138**	78
	(218)	(130)	**5,422**	4,516
Expenses				
Purchased Product	**(218)**	(130)	**2,880**	2,486
Transportation and Blending	**-**	-	**655**	460
Operating	**(1)**	(1)	**518**	455
Production and Mineral Taxes	**-**	-	**17**	9
(Gain) Loss on Risk Management	**11**	(26)	**66**	(46)
	(10)	27	**1,286**	1,152
Depreciation, Depletion and Amortization	**21**	20	**486**	480
Exploration Expense	**-**	-	**1**	109
Segment Income (Loss)	**(31)**	7	**799**	563
General and Administrative	**102**	82	**102**	82
Finance Costs	**102**	124	**102**	124
Interest Income	**(25)**	(23)	**(25)**	(23)
Foreign Exchange (Gain) Loss, Net	**(187)**	96	**(187)**	96
Research Costs	**4**	6	**4**	6
(Gain) Loss on Divestiture of Assets	**(20)**	-	**(20)**	-
Other (Income) Loss, Net	**(1)**	(2)	**(1)**	(2)
	(25)	283	**(25)**	283
Earnings Before Income Tax			**824**	280
Income Tax Expense			**209**	101
Net Earnings			**615**	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

B) Financial Results by Upstream Product

Crude Oil [1]

	Oil Sands		Conventional		Total	
For the three months ended June 30,	2014	2013	2014	2013	2014	2013
Revenues						
Gross Sales	1,345	856	708	607	2,053	1,463
Less: Royalties	67	27	67	48	134	75
	1,278	829	641	559	1,919	1,388
Expenses						
Transportation and Blending	559	373	91	83	650	456
Operating	166	132	133	130	299	262
Production and Mineral Taxes	-	-	10	9	10	9
(Gain) Loss on Risk Management	35	(4)	19	(10)	54	(14)
Operating Cash Flow	518	328	388	347	906	675

[1] Includes NGLs.

Natural Gas

	Oil Sands		Conventional		Total	
For the three months ended June 30,	2014	2013	2014	2013	2014	2013
Revenues						
Gross Sales	22	9	214	164	236	173
Less: Royalties	1	1	3	2	4	3
	21	8	211	162	232	170
Expenses						
Transportation and Blending	1	-	4	4	5	4
Operating	5	3	52	55	57	58
Production and Mineral Taxes	-	-	7	-	7	-
(Gain) Loss on Risk Management	-	(1)	1	(9)	1	(10)
Operating Cash Flow	15	6	147	112	162	118

Other

	Oil Sands		Conventional		Total	
For the three months ended June 30,	2014	2013	2014	2013	2014	2013
Revenues						
Gross Sales	2	8	4	2	6	10
Less: Royalties	-	-	-	-	-	-
	2	8	4	2	6	10
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	(3)	2	1	-	(2)	2
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	5	6	3	2	8	8

Total Upstream

	Oil Sands		Conventional		Total	
For the three months ended June 30,	2014	2013	2014	2013	2014	2013
Revenues						
Gross Sales	1,369	873	926	773	2,295	1,646
Less: Royalties	68	28	70	50	138	78
	1,301	845	856	723	2,157	1,568
Expenses						
Transportation and Blending	560	373	95	87	655	460
Operating	168	137	186	185	354	322
Production and Mineral Taxes	-	-	17	9	17	9
(Gain) Loss on Risk Management	35	(5)	20	(19)	55	(24)
Operating Cash Flow	538	340	538	461	1,076	801

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

C) Geographic Information

For the three months ended June 30,	Canada 2014	2013	United States 2014	2013	Consolidated 2014	2013
Revenues						
Gross Sales	2,822	2,144	2,738	2,450	5,560	4,594
Less: Royalties	138	78	-	-	138	78
	2,684	2,066	2,738	2,450	5,422	4,516
Expenses						
Purchased Product	519	491	2,361	1,995	2,880	2,486
Transportation and Blending	655	460	-	-	655	460
Operating	361	325	157	130	518	455
Production and Mineral Taxes	17	9	-	-	17	9
(Gain) Loss on Risk Management	63	(53)	3	7	66	(46)
	1,069	834	217	318	1,286	1,152
Depreciation, Depletion and Amortization	448	447	38	33	486	480
Exploration Expense	1	109	-	-	1	109
Segment Income	**620**	278	**179**	285	**799**	563

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus's refining facilities are located and carry on business in the U.S. The marketing of Cenovus's crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

D) Results of Operations – Segment and Operational Information

For the six months ended June 30,	Oil Sands		Conventional		Refining and Marketing	
	2014	2013	**2014**	2013	**2014**	2013
Revenues						
Gross Sales	**2,629**	1,725	**1,764**	1,474	**6,741**	6,024
Less: Royalties	**119**	42	**122**	94	**-**	-
	2,510	1,683	**1,642**	1,380	**6,741**	6,024
Expenses						
Purchased Product	**-**	-	**-**	-	**5,918**	4,893
Transportation and Blending	**1,119**	838	**189**	180	**-**	-
Operating	**349**	264	**381**	362	**363**	270
Production and Mineral Taxes	**-**	-	**24**	19	**-**	-
(Gain) Loss on Risk Management	**57**	(29)	**33**	(57)	**(5)**	8
Operating Cash Flow	**985**	610	**1,015**	876	**465**	853
Depreciation, Depletion and Amortization	**295**	204	**527**	627	**77**	65
Exploration Expense	**1**	-	**-**	109	**-**	-
Segment Income	**689**	406	**488**	140	**388**	788

For the six months ended June 30,	Corporate and Eliminations		Consolidated	
	2014	2013	**2014**	2013
Revenues				
Gross Sales	**(459)**	(252)	**10,675**	8,971
Less: Royalties	**-**	-	**241**	136
	(459)	(252)	**10,434**	8,835
Expenses				
Purchased Product	**(459)**	(252)	**5,459**	4,641
Transportation and Blending	**-**	-	**1,308**	1,018
Operating	**(3)**	(2)	**1,090**	894
Production and Mineral Taxes	**-**	-	**24**	19
(Gain) Loss on Risk Management	**(15)**	204	**70**	126
	18	(202)	**2,483**	2,137
Depreciation, Depletion and Amortization	**41**	39	**940**	935
Exploration Expense	**-**	-	**1**	109
Segment Income (Loss)	**(23)**	(241)	**1,542**	1,093
General and Administrative	**211**	165	**211**	165
Finance Costs	**232**	247	**232**	247
Interest Income	**(27)**	(50)	**(27)**	(50)
Foreign Exchange (Gain) Loss, Net	**(40)**	148	**(40)**	148
Research Costs	**6**	9	**6**	9
(Gain) Loss on Divestiture of Assets	**(20)**	-	**(20)**	-
Other (Income) Loss, Net	**(2)**	-	**(2)**	-
	360	519	**360**	519
Earnings Before Income Tax			**1,182**	574
Income Tax Expense			**320**	224
Net Earnings			**862**	350

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

E) Financial Results by Upstream Product

	Crude Oil [1]					
	Oil Sands		Conventional		Total	
For the six months ended June 30,	2014	2013	2014	2013	2014	2013
Revenues						
Gross Sales	2,575	1,697	1,359	1,150	3,934	2,847
Less: Royalties	118	41	116	90	234	131
	2,457	1,656	1,243	1,060	3,700	2,716
Expenses						
Transportation and Blending	1,118	838	180	169	1,298	1,007
Operating	336	255	278	254	614	509
Production and Mineral Taxes	-	-	18	18	18	18
(Gain) Loss on Risk Management	57	(27)	32	(30)	89	(57)
Operating Cash Flow	946	590	735	649	1,681	1,239

(1) Includes NGLs.

	Natural Gas					
	Oil Sands		Conventional		Total	
For the six months ended June 30,	2014	2013	2014	2013	2014	2013
Revenues						
Gross Sales	49	16	398	319	447	335
Less: Royalties	1	1	6	4	7	5
	48	15	392	315	440	330
Expenses						
Transportation and Blending	1	-	9	11	10	11
Operating	9	7	101	107	110	114
Production and Mineral Taxes	-	-	6	1	6	1
(Gain) Loss on Risk Management	-	(2)	1	(27)	1	(29)
Operating Cash Flow	38	10	275	223	313	233

	Other					
	Oil Sands		Conventional		Total	
For the six months ended June 30,	2014	2013	2014	2013	2014	2013
Revenues						
Gross Sales	5	12	7	5	12	17
Less: Royalties	-	-	-	-	-	-
	5	12	7	5	12	17
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	4	2	2	1	6	3
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	1	10	5	4	6	14

	Total Upstream					
	Oil Sands		Conventional		Total	
For the six months ended June 30,	2014	2013	2014	2013	2014	2013
Revenues						
Gross Sales	2,629	1,725	1,764	1,474	4,393	3,199
Less: Royalties	119	42	122	94	241	136
	2,510	1,683	1,642	1,380	4,152	3,063
Expenses						
Transportation and Blending	1,119	838	189	180	1,308	1,018
Operating	349	264	381	362	730	626
Production and Mineral Taxes	-	-	24	19	24	19
(Gain) Loss on Risk Management	57	(29)	33	(57)	90	(86)
Operating Cash Flow	985	610	1,015	876	2,000	1,486

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

F) Geographic Information

	Canada		United States		Consolidated	
For the six months ended June 30,	**2014**	2013	**2014**	2013	**2014**	2013
Revenues						
Gross Sales	**5,637**	4,196	**5,038**	4,775	**10,675**	8,971
Less: Royalties	**241**	136	**-**	-	**241**	136
	5,396	4,060	**5,038**	4,775	**10,434**	8,835
Expenses						
Purchased Product	**1,227**	982	**4,232**	3,659	**5,459**	4,641
Transportation and Blending	**1,308**	1,018	**-**	-	**1,308**	1,018
Operating	**743**	633	**347**	261	**1,090**	894
Production and Mineral Taxes	**24**	19	**-**	-	**24**	19
(Gain) Loss on Risk Management	**72**	117	**(2)**	9	**70**	126
	2,022	1,291	**461**	846	**2,483**	2,137
Depreciation, Depletion and Amortization	**863**	870	**77**	65	**940**	935
Exploration Expense	**1**	109	**-**	-	**1**	109
Segment Income	**1,158**	312	**384**	781	**1,542**	1,093

G) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership ("FCCL") and WRB Refining LP ("WRB"), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus's share of operating cash flow from FCCL and WRB for the three months ended June 30, 2014 was $538 million and $223 million, respectively (three months ended June 30, 2013 – $291 million and $324 million). Cenovus's share of operating cash flow from FCCL and WRB for the six months ended June 30, 2014 was $956 million and $468 million, respectively (six months ended June 30, 2013 – $512 million and $853 million).

H) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E [1]		PP&E [2]	
As at	**June 30, 2014**	December 31, 2013	**June 30, 2014**	December 31, 2013
Oil Sands	**1,458**	1,328	**8,065**	7,401
Conventional	**155**	145	**6,382**	6,291
Refining and Marketing	**-**	-	**3,273**	3,269
Corporate and Eliminations	**-**	-	**358**	373
Consolidated	**1,613**	1,473	**18,078**	17,334

	Goodwill		Total Assets	
As at	**June 30, 2014**	December 31, 2013	**June 30, 2014**	December 31, 2013
Oil Sands	**242**	242	**10,433**	9,564
Conventional	**497**	497	**7,418**	7,220
Refining and Marketing	**-**	-	**6,033**	5,491
Corporate and Eliminations	**-**	-	**1,240**	2,949
Consolidated	**739**	739	**25,124**	25,224

(1) Exploration and evaluation ("E&E") assets.
(2) Property, plant and equipment ("PP&E").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

By Geographic Region

| | E&E | | PP&E | |
| | June 30, 2014 | December 31, 2013 | June 30, 2014 | December 31, 2013 |
As at				
Canada	1,613	1,473	14,808	14,066
United States	-	-	3,270	3,268
Consolidated	1,613	1,473	18,078	17,334

| | Goodwill | | Total Assets | |
| | June 30, 2014 | December 31, 2013 | June 30, 2014 | December 31, 2013 |
As at				
Canada	739	739	20,172	20,548
United States	-	-	4,952	4,676
Consolidated	739	739	25,124	25,224

I) Capital Expenditures [1]

| | Three Months Ended | | Six Months Ended | |
For the period ended June 30,	2014	2013	2014	2013
Capital				
Oil Sands	471	420	998	957
Conventional	153	245	423	583
Refining and Marketing	46	26	69	51
Corporate	16	15	25	30
	686	706	1,515	1,621
Acquisition Capital				
Oil Sands [2]	15	-	15	-
Conventional	1	1	2	4
	702	707	1,532	1,625

(1) Includes expenditures on PP&E and E&E.
(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2013, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective July 29, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

3. RECENT ACCOUNTING PRONOUNCEMENTS

A) New and Amended Standards and Interpretations Adopted

Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2014, the Company adopted, as required, amendments to IAS 32, *"Financial Instruments: Presentation"* ("IAS 32"). The amendments clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. IAS 32 did not impact the Consolidated Financial Statements.

B) New Standards and Interpretations not yet Adopted

Revenue Recognition

In May 2014, the IASB published IFRS 15, *"Revenue From Contracts With Customers"* ("IFRS 15") replacing IAS 11, *"Construction Contracts"*, IAS 18, *"Revenue"* and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

The new standard is effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements.

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9, *"Financial Instruments"* ("IFRS 9") to replace International Accounting Standard 39, *"Financial Instruments: Recognition and Measurement"*. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. The Company is currently evaluating the impact of adopting IFRS 9 on the Consolidated Financial Statements.

Additional Standards

A description of additional standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2013.

4. FINANCE COSTS

For the period ended June 30,	Three Months Ended		Six Months Ended	
	2014	2013	2014	2013
Interest Expense – Short-Term Borrowings and Long-Term Debt	70	66	141	132
Interest Expense – Partnership Contribution Payable (Note 13)	-	25	22	51
Unwinding of Discount on Decommissioning Liabilities (Note 16)	30	24	60	48
Other	2	9	9	16
	102	124	232	247

5. INTEREST INCOME

For the period ended June 30,	Three Months Ended		Six Months Ended	
	2014	2013	2014	2013
Interest Income – Partnership Contribution Receivable	-	(22)	-	(45)
Other	(25)	(1)	(27)	(5)
	(25)	(23)	(27)	(50)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended	
For the period ended June 30,	2014	2013	2014	2013
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	(177)	169	19	267
U.S. Dollar Partnership Contribution Receivable Issued From Canada	-	(72)	-	(123)
Other	(4)	(13)	(57)	(10)
Unrealized Foreign Exchange (Gain) Loss	**(181)**	84	**(38)**	134
Realized Foreign Exchange (Gain) Loss	**(6)**	12	**(2)**	14
	(187)	96	**(40)**	148

7. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Six Months Ended	
For the period ended June 30,	2014	2013	2014	2013
Current Tax				
Canada	(10)	57	33	87
United States	3	4	35	58
Total Current Tax	**(7)**	61	**68**	145
Deferred Tax	**216**	40	**252**	79
	209	101	**320**	224

8. PER SHARE AMOUNTS

A) Net Earnings Per Share

	Three Months Ended		Six Months Ended	
For the period ended June 30,	2014	2013	2014	2013
Net Earnings – Basic and Diluted ($ millions)	615	179	862	350
Basic – Weighted Average Number of Shares (millions)	756.9	755.8	756.7	755.9
Dilutive Effect of Cenovus TSARs [1]	0.9	1.3	0.9	1.9
Dilutive Effect of Cenovus NSRs [2]	0.2	-	-	-
Diluted – Weighted Average Number of Shares	758.0	757.1	757.6	757.8
Net Earnings Per Common Share ($)				
Basic	$0.81	$0.24	$1.14	$0.46
Diluted	$0.81	$0.24	$1.14	$0.46

(1) Tandem stock appreciation rights ("TSARs").
(2) Net settlement rights ("NSRs").

B) Dividends Per Share

The Company paid dividends of $403 million or $0.5324 per share for the six months ended June 30, 2014 (June 30, 2013 – $367 million, $0.484 per share). The Cenovus Board of Directors declared a third quarter dividend of $0.2662 per share, payable on September 30, 2014, to common shareholders of record as of September 15, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

9. INVENTORIES

As at	June 30, 2014	December 31, 2013
Product		
Refining and Marketing	1,428	1,047
Oil Sands	167	156
Conventional	13	17
Parts and Supplies	39	39
	1,647	1,259

10. EXPLORATION AND EVALUATION ASSETS

COST	
As at December 31, 2012	1,285
Additions	331
Transfers to PP&E (Note 11)	(95)
Exploration Expense	(50)
Divestitures	(17)
Change in Decommissioning Liabilities	19
As at December 31, 2013	1,473
Additions	143
Transfers to PP&E (Note 11)	(25)
Exploration Expense	(1)
Change in Decommissioning Liabilities	23
As at June 30, 2014	**1,613**

E&E assets consist of the Company's evaluation projects which are pending determination of technical feasibility and commercial viability. All of the Company's E&E assets are located within Canada.

Additions to E&E assets for the six months ended June 30, 2014 include $28 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2013 – $60 million). Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the six months ended June 30, 2014 or for the year ended December 31, 2013.

For the six months ended June 30, 2014, $25 million of E&E assets were transferred to PP&E – development and production assets following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2013 – $95 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. For the year ended December 31, 2013, $50 million of previously capitalized E&E costs related to certain tight oil exploration assets within the Conventional segment were deemed not to be technically feasible and commercially viable and were recognized as exploration expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

11. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
	Development & Production	Other Upstream	Refining Equipment	Other [1]	Total
COST					
As at December 31, 2012	27,003	238	3,399	767	31,407
Additions	2,702	48	106	82	2,938
Transfers From E&E Assets (Note 10)	95	-	-	-	95
Transfers and Reclassifications	(450)	-	(88)	-	(538)
Change in Decommissioning Liabilities	40	-	(1)	-	39
Exchange Rate Movements	-	-	238	-	238
As at December 31, 2013	29,390	286	3,654	849	34,179
Additions [2]	1,275	20	69	25	1,389
Transfers From E&E Assets (Note 10)	25	-	-	-	25
Transfers and Reclassifications	(55)	-	(1)	1	(55)
Change in Decommissioning Liabilities	287	-	-	-	287
Exchange Rate Movements	-	-	12	-	12
Divestitures	(2)	-	-	-	(2)
As at June 30, 2014	**30,920**	**306**	**3,734**	**875**	**35,835**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2012	14,390	158	311	396	15,255
Depreciation, Depletion and Amortization	1,522	35	138	79	1,774
Transfers and Reclassifications	(123)	-	(88)	-	(211)
Impairment Losses	2	-	-	-	2
Exchange Rate Movements	-	-	25	-	25
As at December 31, 2013	15,791	193	386	475	16,845
Depreciation, Depletion and Amortization	792	17	77	41	927
Transfers and Reclassifications	(27)	-	(1)	-	(28)
Impairment (gains) losses	13	-	-	-	13
As at June 30, 2014	**16,569**	**210**	**462**	**516**	**17,757**
CARRYING VALUE					
As at December 31, 2012	12,613	80	3,088	371	16,152
As at December 31, 2013	13,599	93	3,268	374	17,334
As at June 30, 2014	**14,351**	**96**	**3,272**	**359**	**18,078**

(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $123 million for the six months ended June 30, 2014 (year ended December 31, 2013 – $204 million). All of the Company's development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the six months ended June 30, 2014 or for the year ended December 31, 2013.

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization ("DD&A"):

As at	June 30, 2014	December 31, 2013
Development and Production	**351**	225
Refining Equipment	**126**	97
	477	322

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

Impairment

The impairment of PP&E and any subsequent reversal of such impairment losses are recognized in depreciation, depletion and amortization in the Consolidated Statements of Earnings and Comprehensive Income. In the second quarter, a minor natural gas property was shut-in and abandonment commenced. The remaining book value of $13 million has been charged to DD&A in the Conventional segment for the period ended June 30, 2014. There were no impairment losses recognized in 2013.

12. DIVESTITURES

In the second quarter, the Company completed the sale of certain Bakken properties to an unrelated third party for proceeds of $36 million before closing adjustments. A gain of $16 million was recorded on the sale in the second quarter. These assets, related liabilities and results of operations were reported in the Conventional segment. The Company also completed the sale of certain non-core properties and recognized a total gain of $4 million. These assets and related liabilities were reported in the Conventional segment.

13. PARTNERSHIP CONTRIBUTION PAYABLE

On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

14. SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $152 million as at June 30, 2014 (December 31, 2013 – $nil). The Company reserves capacity under its committed credit facility for amounts of commercial paper outstanding.

15. LONG-TERM DEBT

As at	June 30, 2014	December 31, 2013
Revolving Term Debt [1]	-	-
U.S. Dollar Denominated Unsecured Notes	5,071	5,052
Total Debt Principal	5,071	5,052
Debt Discounts and Transaction Costs	(53)	(55)
	5,018	4,997

(1) Revolving term debt may include bankers' acceptances, LIBOR loans, prime-rate loans and U.S. base-rate loans.

As at June 30, 2014, the Company is in compliance with all of the terms of its debt agreements.

On June 24, 2014, Cenovus filed a U.S. base shelf prospectus for unsecured notes in the amount of US$2.0 billion. The U.S. base shelf prospectus allows for the issuance of debt securities in U.S. dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at June 30, 2014, no notes have been issued under this U.S. base shelf prospectus. The U.S. base shelf prospectus expires in July 2016.

On June 25, 2014, Cenovus filed a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1.5 billion. The Canadian base shelf prospectus allows for the issuance of medium term notes in Canadian dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at June 30, 2014, no medium term notes have been issued under this Canadian base shelf prospectus. The Canadian base shelf prospectus expires in July 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

16. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is:

As at	June 30, 2014	December 31, 2013
Decommissioning Liabilities, Beginning of Year	2,370	2,315
Liabilities Incurred	35	45
Liabilities Settled	(50)	(76)
Transfers and Reclassifications	(9)	(26)
Change in Estimated Future Cash Flows	28	414
Change in Discount Rate	257	(401)
Unwinding of Discount on Decommissioning Liabilities	60	97
Foreign Currency Translation	-	2
Decommissioning Liabilities, End of Period	**2,691**	2,370

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.6 percent as at June 30, 2014 (December 31, 2013 – 5.2 percent).

17. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

As at	June 30, 2014		December 31, 2013	
	Number of Common Shares (Thousands)	Amount	Number of Common Shares (Thousands)	Amount
Outstanding, Beginning of Year	756,046	3,857	755,843	3,829
Common Shares Issued Under Stock Option Plans	988	30	970	31
Common Shares Cancelled	-	-	(767)	(3)
Outstanding, End of Period	**757,034**	**3,887**	756,046	3,857

There were no preferred shares outstanding as at June 30, 2014 (December 31, 2013 – nil).

As at June 30, 2014, there were 12 million (December 31, 2013 – 24 million) common shares available for future issuance under stock option plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at June 30, 2014	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total
Balance, Beginning of Year	(12)	212	10	210
Other Comprehensive Income, Before Tax	(7)	(41)	-	(48)
Income Tax	2	-	-	2
Balance, End of Period	**(17)**	**171**	**10**	**164**

As at June 30, 2013	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total
Balance, Beginning of Year	(26)	95	-	69
Other Comprehensive Income, Before Tax	11	72	10	93
Income Tax	(2)	-	(2)	(4)
Balance, End of Period	**(17)**	**167**	**8**	**158**

19. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated TSARs or NSRs.

The following table is a summary of the options outstanding at the end of the period:

As at June 30, 2014	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (Thousands)
NSRs	On or After February 24, 2011	7	5.60	32.71	34.59	41,290
TSARs	Prior to February 17, 2010	5	0.49	26.20	34.59	44
TSARs	On or After February 17, 2010	7	2.70	26.73	34.59	4,072
Encana [1] Replacement TSARs Held by Cenovus Employees	Prior to December 1, 2009	5	0.27	30.23	25.28	48
Cenovus Replacement TSARs Held by Encana Employees	Prior to December 1, 2009	5	0.37	27.84	34.59	3

(1) Encana Corporation ("Encana").

NSRs

The weighted average unit fair value of NSRs granted during the six months ended June 30, 2014 was $4.69 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at June 30, 2014	Number of NSRs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	26,315	35.26
Granted	15,741	28.53
Exercised	(77)	32.34
Forfeited	(689)	34.69
Outstanding, End of Period	**41,290**	**32.71**
Exercisable, End of Period	**13,137**	**36.45**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $34.02.

TSARs Held by Cenovus Employees

The Company has recorded a liability of $31 million at June 30, 2014 (December 31, 2013 – $33 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees at June 30, 2014 was $30 million (December 31, 2013 – $27 million).

The following table summarizes information related to the TSARs held by Cenovus employees:

As at June 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	7,086	26.56
Exercised for Cash Payment	(1,939)	26.32
Exercised as Options for Common Shares	(977)	26.33
Forfeited	(2)	28.36
Expired	(52)	26.38
Outstanding, End of Period	**4,116**	**26.73**
Exercisable, End of Period	**4,116**	**26.73**

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $29.82.

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana for cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana replacement TSAR for cash. No further Encana replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $nil at June 30, 2014 (December 31, 2013 – $nil) in the Consolidated Balance Sheets based on the fair value of each Encana replacement TSAR held by Cenovus employees. The intrinsic value of vested Encana replacement TSARs held by Cenovus employees at June 30, 2014 was $nil (December 31, 2013 – $nil).

The following table summarizes information related to the Encana replacement TSARs held by Cenovus employees:

As at June 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	3,904	29.06
Forfeited	(84)	29.06
Expired	(3,772)	29.05
Outstanding, End of Period	**48**	**30.23**
Exercisable, End of Period	**48**	**30.23**

The closing price of Encana common shares on the TSX as at June 30, 2014 was $25.28.

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus for cash payments made by Cenovus to Encana employees when these employees exercise a Cenovus replacement TSAR for cash. No compensation expense is recognized and no further Cenovus replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of $nil as at June 30, 2014 (December 31, 2013 – $6 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. The intrinsic value of vested Cenovus replacement TSARs held by Encana employees at June 30, 2014 was $nil (December 31, 2013 – $6 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

The following table summarizes the information related to the Cenovus replacement TSARs held by Encana employees:

As at June 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	1,479	26.28
Exercised for Cash Payment	(1,406)	26.28
Exercised as Options for Common Shares	(9)	26.32
Forfeited	–	26.27
Expired	(61)	26.27
Outstanding, End of Period	3	27.84
Exercisable, End of Period	3	27.84

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $29.27.

B) Performance Share Units

The Company has recorded a liability of $127 million at June 30, 2014 (December 31, 2013 – $103 million) in the Consolidated Balance Sheets for performance share units ("PSUs") based on the market value of Cenovus's common shares at June 30, 2014. The intrinsic value of vested PSUs was $nil at June 30, 2014 and December 31, 2013 as PSUs are paid out upon vesting.

The following table summarizes the information related to the PSUs held by Cenovus employees:

As at June 30, 2014	Number of PSUs (Thousands)
Outstanding, Beginning of Year	5,785
Granted	2,998
Vested and Paid Out	(1,625)
Cancelled	(162)
Units in Lieu of Dividends	114
Outstanding, End of Period	7,110

C) Deferred Share Units

The Company has recorded a liability of $44 million at June 30, 2014 (December 31, 2013 – $36 million) in the Consolidated Balance Sheets for deferred share units ("DSUs") based on the market value of Cenovus's common shares at June 30, 2014. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

As at June 30, 2014	Number of DSUs (Thousands)
Outstanding, Beginning of Year	1,192
Granted to Directors	54
Granted From Annual Bonus Awards	7
Units in Lieu of Dividends	21
Outstanding, End of Period	1,274

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

For the period ended June 30,	Three Months Ended 2014	2013	Six Months Ended 2014	2013
NSRs	11	9	24	16
TSARs Held by Cenovus Employees	4	(6)	4	(14)
PSUs	15	1	47	16
DSUs	3	(1)	7	(1)
Stock-Based Compensation Expense (Recovery)	**33**	3	**82**	17

20. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA"). These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

As at	June 30, 2014	December 31, 2013
Short-Term Borrowings	152	-
Long-Term Debt	5,018	4,997
Debt	5,170	4,997
Shareholders' Equity	10,428	9,946
Capitalization	15,598	14,943
Debt to Capitalization	**33%**	33%

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long-term.

As at	June 30, 2014	December 31, 2013
Debt	5,170	4,997
Net Earnings	1,174	662
Add (Deduct):		
Finance Costs	514	529
Interest Income	(73)	(96)
Income Tax Expense	528	432
Depreciation, Depletion and Amortization	1,838	1,833
E&E Impairment	6	50
Unrealized (Gain) Loss on Risk Management	196	415
Foreign Exchange (Gain) Loss, Net	20	208
(Gain) Loss on Divestitures of Assets	(19)	1
Other (Income) Loss, Net	-	2
Adjusted EBITDA [1]	4,184	4,036
Debt to Adjusted EBITDA	**1.2x**	1.2x

[1] Calculated on a trailing 12 month basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

It is Cenovus's intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

As at June 30, 2014, Cenovus had $2.8 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian base shelf prospectus and a US$2.0 billion U.S. base shelf prospectus, the availability of which are dependent on market conditions.

As at June 30, 2014, Cenovus is in compliance with all of the terms of its debt agreements.

21. FINANCIAL INSTRUMENTS

Cenovus's consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Payable, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Payable and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period end trading prices of long-term borrowings on the secondary market (Level 2). As at June 30, 2014, the carrying value of Cenovus's long-term debt was $5,018 million and the fair value was $5,754 million (December 31, 2013 carrying value – $4,997 million, fair value – $5,388 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. A reconciliation of changes in the fair value of available for sale financial assets is:

As at	June 30, 2014	December 31, 2013
Fair Value, Beginning of Year	32	14
Acquisition of Investments	3	5
Reclassification of Equity Investments	(4)	-
Change in Fair Value [1]	–	13
Fair Value, End of Period	31	32

[1] Unrealized gains and losses on available for sale financial assets are recorded in Other Comprehensive Income.

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts at June 30, 2014 range from $49.00 to $67.00 per Megawatt Hour.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

Summary of Unrealized Risk Management Positions

| | June 30, 2014 | | | December 31, 2013 | | |
| | Risk Management | | | Risk Management | | |
As at	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices						
Crude Oil	1	115	(114)	10	136	(126)
Natural Gas	2	-	2	-	-	-
Power	-	2	(2)	-	3	(3)
Total Fair Value	**3**	**117**	**(114)**	10	139	(129)

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	June 30, 2014	December 31, 2013
Prices Sourced From Observable Data or Market Corroboration (Level 2)	**(112)**	(126)
Prices Determined From Unobservable Inputs (Level 3)	**(2)**	(3)
	(114)	(129)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to June 30:

	2014	2013
Fair Value of Contracts, Beginning of Year	**(129)**	270
Fair Value of Contracts Realized During the Period	**85**	(78)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	**(70)**	(126)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	**-**	14
Fair Value of Contracts, End of Period	**(114)**	80

C) Earnings Impact of Realized and Unrealized (Gains) Losses From Risk Management Positions

| | Three Months Ended | | Six Months Ended | |
For the period ended June 30,	2014	2013	2014	2013
Realized (Gain) Loss [1]	55	(20)	85	(78)
Unrealized (Gain) Loss [2]	11	(26)	(15)	204
(Gain) Loss on Risk Management	**66**	(46)	**70**	126

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.
(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

22. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2013. The Company's exposure to these risks has not changed significantly since December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2014

Net Fair Value of Commodity Price Positions as at June 30, 2014

As at June 30, 2014	Notional Volumes	Term	Average Price	Fair Value
Crude Oil Contracts				
Fixed Price Contracts				
Brent Fixed Price	30,000 bbls/d	2014	US$102.04/bbl	(54)
Brent Fixed Price	20,000 bbls/d	2014	$107.06/bbl	(44)
WCS Differential [1]	12,900 bbls/d	2014	US$(20.76)/bbl	1
Brent Fixed Price	18,000 bbls/d	2015	$113.75/bbl	(12)
Brent Collars	10,000 bbls/d	2015	$105.25 - $123.57/bbl	(2)
Other Financial Positions [2]				(3)
Crude Oil Fair Value Position				(114)
Natural Gas Contracts				
Fixed Price Contracts				
AECO Fixed Price	95 MMcf/d	2014	$4.61/Mcf	2
Natural Gas Fair Value Position				2
Power Purchase Contracts				
Power Fair Value Position				(2)

(1) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.
(2) Other financial positions are part of ongoing operations to market the Company's production.

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions as at June 30 could have resulted in unrealized gains (losses) impacting earnings before income tax for the six months ended June 30, 2014:

Risk Management Positions in Place as at June 30, 2014

Commodity	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10 per bbl Applied to Brent, WTI and Condensate Hedges	(191)	189
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	13	(13)
Natural Gas Commodity Price	± US$1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges	(19)	19
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

23. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.